Exhibit 3.1

AMENDMENT

to the

AMENDED AND RESTATED BY-LAWS

of

KRAFT FOODS INC.

dated December 7, 2007

The Amended and Restated By-Laws of Kraft Foods Inc. (the “By-Laws”), are hereby amended as follows:

1. Article II, Section 2 of the By-Laws is deleted in its entirety and the following is substituted in lieu thereof:

Article II, Section 2. Number.—The number of directors shall be twelve (12).

2. Except as aforesaid, the By-Laws shall remain in full force and effect.